04010217

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Columbia Yukon Explorations Inc

*CURRENT ADDRESS 2489 Bellevue Ave.,
West Vancouver
British Columbia, Canada V7V1E1

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

FILE NO. 82- 34776 FISCAL YEAR 4-30-2003

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Michael Pressman
DAT : 03/02/04

82-34776

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____X____ Schedule A

________ Schedule B & C

(Place X in appropriate category)

ARIS 4-30-03

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: April 30, 2003

DATE OF REPORT: 03/06/27
(YY/MM/DD)

04 FEB 11 AM 7:21

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTORS NAME	SIGNATURE	DATE SIGNED (YY/MM/DD)
Douglas L. Mason	*"Douglas L. Mason"*	03/08/27
Sharon E. Constable	*"Sharon E. Constable"*	03/08/27

(Signatures should be entered in TYPED form in quotations)

COLUMBIA YUKON EXPLORATIONS INC.

FINANCIAL STATEMENTS

APRIL 30, 2003

AUDITORS' REPORT

To the Shareholders of
Columbia Yukon Explorations Inc.

We have audited the balance sheets of Columbia Yukon Explorations Inc. as at April 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

June 27, 2003
(except as to Note 13 which
is as of July 10, 2003)

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

COLUMBIA YUKON EXPLORATIONS INC.
BALANCE SHEETS
AS AT APRIL 30

		2003		2002
ASSETS				
Current				
Cash	$	82,328	$	-
Restricted cash		22,500		-
Marketable securities		2,500		2,500
Receivables		1,296		1,396
Prepaids		1,913		1,409
		110,537		5,305
Mineral properties (Note 3)		2		104,087
	$	110,539	$	109,392
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)				
Current				
Bank indebtedness	$	-	$	27
Accounts payable and accrued liabilities		6,079		30,727
Loans payable (Note 4)		30,386		17,999
Due to related parties (Note 5)		39,550		112,802
		76,015		161,555
Shareholders' equity (deficiency)				
Capital stock (Note 6)		10,985,276		10,812,686
Subscriptions received (Note 6)		122,250		-
Deficit		(11,073,002)		(10,864,849)
		34,524		(52,163)
	$	110,539	$	109,392

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

"Douglas L. Mason" Director *"Sharon E. Constable"* Director

The accompanying notes are an integral part of these financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED APRIL 30

	2003	2002
GENERAL AND ADMINISTRATIVE EXPENSES		
Consulting	$ 10,000	$ -
Corporation capital tax	5,178	-
Filing fees	5,745	5,358
Interest and financing fees	5,781	1,388
Management fees	30,000	30,000
Office and miscellaneous	8,520	8,626
Professional fees	13,560	9,550
Rent	10,000	33,500
Transfer agent fees	4,066	2,681
Travel	11,336	-
	(104,186)	(91,103)
Interest income	118	848
Gain on wind-up of subsidiary	-	168,935
Write-down of marketable securities	-	(7,500)
Write-off of mineral property costs (Note 8)	(104,085)	(23,193)
Net income (loss) for the year	(208,153)	47,987
Deficit, beginning of year	(10,864,849)	(10,912,836)
Deficit, end of year	$ (11,073,002)	$ (10,864,849)
Basic and diluted earnings (loss) per common share	$ (0.14)	$ 0.05
Weighted average number of common shares outstanding	1,525,186	1,027,977

The accompanying notes are an integral part of these financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED APRIL 30

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) for the year	$ (208,153)	$ 47,987
Items not affecting cash:		
Interest and fees accrued on loans payable	1,581	1,260
Gain on wind-up of subsidiary	-	(168,935)
Write-down of marketable securities	-	7,500
Write-off of mineral property costs	104,085	23,193
Change in non-cash working capital items		
Decrease in receivables	100	15
Increase in prepaids	(504)	(1,409)
Increase (decrease) in accounts payable and accrued liabilities	(24,648)	11,145
Net cash used in operating activities	(127,539)	(79,244)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds on sale of marketable securities	-	2,250
Net cash provided by investing activities	-	2,250
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan proceeds, net	10,806	6,414
Capital stock issued	65,000	-
Subscriptions received	122,250	-
Advances from related parties	34,338	69,459
Net cash provided by financing activities	232,394	75,873
Change in cash during the year	104,855	(1,121)
Cash, beginning of year	(27)	1,094
Cash, end of year	$ 104,828	$ (27)
Cash consists of:		
Cash	$ 82,328	$ -
Restricted cash	22,500	-
Bank indebtedness	-	(27)
	$ 104,828	$ (27)

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of mineral properties.

The Company is considered to be in the exploration stage with respect to its interests in mineral properties. The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize it's assets and discharge it's liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issue of capital stock and loans from related parties. Continued operations of the Company are dependent on the Company's ability to complete public equity financing or generate profitable operations in the future.

	2003	2002
Deficit	$ (11,073,002)	$ (10,864,849)
Working capital (deficiency)	34,522	(156,250)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Basis of presentation

During the year ended April 30, 2002, the Company wound-up its wholly owned subsidiary, Liberty Bell Mining Company, a company incorporated in Nevada, U.S.A. The subsidiary's results of operations were consolidated to the date of wind-up.

Marketable securities

Marketable securities are carried at the lower of cost or quoted market value on an aggregate basis.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. All deferred costs relating to the project will be expensed in the year of abandonment or sale.

Values

The amounts shown for the mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollars at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the year. Exchange gains and losses arising on translation are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V"). During the current year, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-though share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Basic earnings (loss) per share are calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain of the comparative figures have been restated in order to conform with the current year's presentation.

3. MINERAL PROPERTIES

The Company acquired, or entered into agreements to acquire, interests in the following mineral claims:

		2003		2002
VBE Claims, Labrador				
A 50% interest. The claims are subject to a 2 1/2% net smelter returns royalty.	$	1	$	100,000
Barr/1506 Claims, Labrador				
A 50% interest.		1		4,087
	$	2	$	104,087

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

The Company has entered into agreements to acquire, explore and develop certain mineral properties located in the Labrador region of Canada. Several aboriginal groups are claiming unextinguishable aboriginal title to the lands and resources of Labrador, which may include one or more of the mineral claims beneficially owned by the Company. The extent to which any successful aboriginal claim would materially affect the ability of the Company to exploit its mineral properties is not determinable at this time.

Property acquisitions

Barnes Creek Property, British Columbia

The Company entered into a letter of intent dated March 25, 2003 to acquire a 100% interest in the Barnes Creek Property. Consideration includes cash payments totalling $100,000 and the issuance of an aggregate of 200,000 shares over three years, and the completion of a work program totalling $1,000,000 over four years. The optioner will retain a 3% net smelter returns royalty interest.

Hebner Lake Property, Manitoba

The Company entered into a letter of intent dated March 27, 2003 to acquire a 100% interest in the Hebner Lake Property. Consideration includes cash payments totalling $100,000 and the issuance of an aggregate of 200,000 shares over three years, and the completion of a work program totalling $200,000 over two years. The optioner will retain a 3% net smelter returns royalty interest.

3. **MINERAL PROPERTIES** (cont'd...)

Regulatory approval for both properties was received subsequent to year end and the first cash payment of $5,000 was made.

The Company has the right to issue common shares in lieu of the cash payments set out above, if the average closing price of the Company's shares exceeds $0.25 per share during the five trading days immediately before the due date of any cash payment specified.

A finder's fee totalling 35,180 common shares for the properties is payable (Note 13).

4. **LOANS PAYABLE**

		2003		2002
Loan from related company, non-interest bearing	$	9,545	$	9,847
Loan from director, 12% interest		6,559		5,959
Loan from related company, 12% interest		3,660		2,193
Loan from related company, 10% interest		10,622		-
	$	30,386	$	17,999

Loans payable at April 30, 2003 are unsecured and due on demand.

5. **RELATED PARTY TRANSACTIONS**

As at April 30, 2003, the Company held investments in shares of companies with common directors as marketable securities with a market value of $3,000 (2002 - $2,500).

As at April 30, 2003, the Company owed $39,550 (2002 - $112,802) to companies with common directors. The amounts are unsecured, non-interest bearing and without stated terms of repayment.

The Company entered into the following transactions with related parties:

a) Paid or accrued $30,000 (2002 - $30,000) for management fees to a company controlled by a director.

b) Paid or accrued $10,000 (2002 - $33,500) for rent to a company having common directors.

c) Accrued $1,581 (2002 - $1,260) for interest and fees on loans owing to directors and companies having common directors.

d) Paid or accrued $10,000 (2002 - $Nil) to an officer of the Company for consulting services.

5. RELATED PARTY TRANSACTIONS (cont'd...)

e) Settled debts totalling $107,590 (2002 - $Nil) owing to related parties by issuing 430,358 (2002 - Nil) common shares.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

6. CAPITAL STOCK

On February 28, 2002, the Company consolidated its capital stock on a 9.5:1 basis, whereby one new common share was issued for every 9.5 issued common shares and simultaneously increased its authorized share capital.

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
100,000,000 preferred shares without par value		
Common shares issued		
As at April 30, 2001	9,765,780	$ 10,812,686
Consolidation 9.5:1	(8,737,803)	-
As at April 30, 2002	1,027,977	10,812,686
For settlement of debts	430,358	107,590
For cash – private placements	300,000	65,000
As at April 30, 2003	1,758,335	$ 10,985,276

Included in capital stock are 11,276 common shares held in escrow which may not be transferred, assigned or otherwise dealt with without regulatory approval.

The Company received $122,250 for share subscriptions as at April 30, 2003, of which $22,500 was restricted as to use for flow-through purposes (Note 13).

7. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common shares. Shareholders have approved an amendment to the stock option plan to allow the number of shares reserved for issuance to insiders of the Company to exceed 10%. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

7. STOCK OPTIONS AND WARRANTS (cont'd…)

The following incentive stock options and share purchase warrants were outstanding at April 30, 2003:

	Number of Shares	Exercise Price	Expiry Date
Options	210,000	$ 0.30	March 14, 2008
Warrants	200,000	0.25	November 23, 2003
	100,000	0.35	March 5, 2004

During the year, 36,842 warrants expired unexercised.

Following is a summary of stock option transactions during the years ended April 30, 2003 and 2002:

	Number of Shares	Weighted Average Exercise Price
Outstanding and exercisable at April 30, 2001	787,292	$ 0.10
Forfeited/ cancelled	(325,000)	0.10
Consolidation 9.5:1	(462,292)	0.10
Restated for consolidation	48,662	0.95
Outstanding and exercisable at April 30, 2002	48,662	0.95
Expired	(48,662)	0.95
Granted	210,000	0.30
Outstanding and exercisable at April 30, 2003	210,000	$ 0.30

Stock-based compensation

As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

7. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

Loss as reported	$ (208,153)
Compensation expense under Section 3870	(38,505)
Pro-forma loss	$ (246,658)
Pro-forma basic and diluted loss per share	$ (0.16)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

Risk-free interest rate	4.18%
Expected life of options	5 years
Annualized volatility	70.15%
Dividend rate	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8. WRITE-OFF OF MINERAL PROPERTY COSTS

	Acquisition Costs	Deferred Exploration Costs	Total
Year ended April 30, 2003			
VBE and Barr/1506 Claims, Labrador	$ 104,085	$ -	$ 104,085
Year ended April 30, 2002			
VBE and Barr/1506 Claims, Labrador	$ 23,193	$ -	$ 23,193

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2003	2002
Cash paid during the year for interest	$ 2,923	$ -
Cash paid during the year for income tax	-	-

The significant non-cash transaction during the year ended April 30, 2003, consisted of the Company issuing 430,358 common shares with a value of $107,590 for the settlement of amounts owing to related parties.

There were no significant non-cash transactions during the year ended April 30, 2002.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, receivables, bank indebtedness, accounts payable and accrued liabilities, loans payable, and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

11. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

		2003		2002
Income (loss) before income taxes (recovery)	$	(208,153)	$	47,987
Expected income taxes (recovery) at statutory rates	$	(78,265)	$	19,002
Write-off of mineral properties for accounting purposes		39,136		9,180
Write-down of investments		-		2,970
Mineral property deductions for tax purposes		-		(165,086)
Subsidiary debts written-off		-		350,786
Unrecognized (recognized) benefits of non-capital losses		39,129		(216,852)
Total current income taxes (recovery)	$	-	$	-

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

		2003		2002
Future income tax assets:				
Mineral property and related exploration expenditures	$	1,090,144	$	1,141,930
Operating losses available for future periods		894,598		926,225
Capital losses available		435,647		458,820
		2,420,389		2,526,975
Valuation allowance		(2,420,389)		(2,526,975)
Net future income tax asset	$	-	$	-

The Company has incurred operating losses of approximately $2,384,000 which, if unutilized, will expire through 2010. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

12. SEGMENTED INFORMATION

The Company operates in Canada in one business segment being the exploration and development of mineral properties.

13. SUBSEQUENT EVENTS

Subsequent to April 30, 2003, the Company completed two private placements as follows:

a) 1,172,000 shares at $0.25 per share for gross proceeds of $293,000; and

b) 150,000 units at $0.25 per unit for gross proceeds of $37,500. Each unit consists of one flow-through common share and one flow-through share purchase warrant entitling the holder to purchase one additional flow-through common share at $0.35 per share for a one year period. The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants.

Finders' fee of 16,090 common shares payable for the acquisition of the Barnes Creek property (Note 3) was cancelled.